

Ed Young · 3rd in

President at Universal Health Screener/ Chief Strategy Officer (CSO) at Launch

Perth Amboy, New Jersey, United States · 500+ connections ·
Contact info


Universal Health Screener/5 Race Street LLC

Harvard University

Featured



Please spread the word. Working to give support to our NY Healthcare workers serving the most at-risk populations. This is the heart of Hip Hop. #UHHM

79 · 9 comments

Experience

President
Universal Health Screener/5 Race Street LLC
Jan 2015 – Present · 6 yrs 2 mos
New Jersey

Parent company of the Universal Health Screener and other entities.



Chief Strategy Officer (CSO)
Launch
Dec 2020 – Present · 3 mos

LAUNCH is a live music streaming membership service, producing online concerts, festival and music programming featuring emergent artists and industry veterans from around the world, with the latest technology.

...see more



CEO
F2F 6Sixty Digital Inc
2010 – Present · 11 yrs



CEO
Blackbird Solutions/40A. Inc.
2007 – Present · 14 yrs



Strategic and Technical Advisor
UHHM
2014 – Present · 7 yrs

Show 5 more experiences ﹀

Education



Harvard University
AB, Social Studies, Magna Cum Laude
1985 – 1989



Montclair High School
Diploma
1981 – 1985

Licenses & certifications



COVID-19 Contact Tracing
Coursera
Issued May 2020 · No Expiration Date
Credential ID 99G4HH7DK4AR

See credential

Skills & endorsements

Publishing · 96

 Endorsed by **Emil Wilbekin and 5 others** who are highly skilled at this

 Endorsed by **6 of Ed's colleagues at GIANT** magazine

Advertising · 54

 Endorsed by **Reginald Hudson, II and 2 others** who are highly skilled at this

 Endorsed by **3 of Ed's colleagues at GIANT** magazine

Marketing · 37

 Endorsed by **Kristin Johnson**, who is highly skilled at this

 Endorsed by **2 of Ed's colleagues at GIANT** magazine

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Recommendations

Recommendations

Received (0)　　Given (9)



Anthony Toribio
Award Winning Creative
Director / Infographics
Expert
January 27, 2021, Ed was a client
of Anthony's

Anthony worked for my company as a freelancer early in his career
and I knew that he was going to have great success from the
beginning. He showed insight beyond his years and his design
talent and technological prowess brought him to my attention
soon after he started freelancing. I am happy to see tha... See more



Fran Griffin
Experience in high reliability,
quality improvement and
innovation, patient safety,
infection prevention in acute
and primary care, leading
projects and training via
web-based and in-person in
USA and internationally
December 12, 2020, Fran worked
with Ed in the same group

Fran has a unique ability to review complex processes and
relationships and translate them into language that makes them
relatable and understandable. Her ability to determine what is, in
fact, fundamental to processes with relation to desired outcomes in
the health care environment is beyond compare. Her wi... See more

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Interests


AFS Intercultural Programs
25,048 followers


magMaker Editions
10 followers


f2f | 6Sixty digital
25 followers


I Can Still Do That
143 members


Women of Color Connecting: Changing the
79 members


MedPro Wellness
1,724 followers

See all